BAKER TILLY CAPITAL, LLC

Madison, Wisconsin

Statement of Financial Condition

As of May 31, 2018

Filed Pursuant to Rule 17a-5(d) Under the Securities
Exchange Act of 1934

BAKER TILLY CAPITAL, LLC

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm   1

Financial Statements

Statement of Financial Condition   2

Notes to Statement of Financial Condition   3 - 5



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Baker Tilly Capital, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Baker Tilly Capital, LLC (the "Company") as of May 31, 2018 and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of May 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2009.

Marcum LLP

Deerfield, Illinois
July 30, 2018



Marcum LLP ▪ Nine Parkway North ▪ Suite 200 ▪ Deerfield, Illinois 60015 ▪ **Phone** 847.282.6300 ▪ **Fax** 847.282.6301 ▪ **www.marcumllp.com**

BAKER TILLY CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION
As of May 31, 2018

ASSETS

CURRENT ASSETS

Cash and cash equivalents	$	5,243,308
Accounts receivable, net of an allowance of $60,000		4,229,807
Due from related party		472,761
Prepaid expenses		1,603
Total Current Assets		9,947,479
TOTAL ASSETS	$	9,947,479

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable	$	18,042
MEMBER'S EQUITY		9,929,437
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	9,947,479

See notes to statement of financial condition.

BAKER TILLY CAPITAL, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
As of May 31, 2018

NOTE 1 - Organization and Nature of Business

Baker Tilly Capital, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority ("FINRA") as a "limited purpose broker-dealer," electing not to carry customer monies or securities. The Company's primary sources of revenue are fees from investment banking activities, including mergers and acquisitions, structuring and advising on various project finance deals. Effective June 1, 2014, revenues are also realized from activities related to New Market Tax Credit ("NMTC") transactions including assisting Community Development Entities with the application process for obtaining allocations of NMTCs, assisting entities with funding Qualified Low Income Community Investments and assisting Qualified Active Low-Income Community Businesses with obtaining funding through a NMTC transaction.

The Company is a Wisconsin limited liability company that is a wholly-owned subsidiary of Baker Tilly Virchow Krause, LLP ("Baker Tilly"). The Company was formed on August 21, 2001 and operates with a May 31 fiscal year end.

NOTE 2 - Significant Accounting Policies

Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid, short-term investments with a maturity at the date of acquisition of three months or less, that are not held for sale in the ordinary course of business.

The Company maintains its cash balances primarily in established institutions. Cash balances are insured up to $250,000 per bank by the FDIC. Uninsured balances were approximately $4,993,000 at May 31, 2018. Management believes that the Company is not exposed to any significant credit risk on cash.

Accounts Receivable

At year-end, management reviews the balance of accounts receivable currently outstanding and determines an estimate of amounts that are potentially uncollectible. As of May 31, 2018, $60,000 was established for receivables considered potentially uncollectible. Generally, interest is not accrued on delinquent accounts.

Unbilled Receivables

Unbilled receivables represent amounts earned on New Market Tax Credit consulting engagements under the Company's revenue recognition policy discussed above for services rendered which have not yet been invoiced to the client as of the end of the year. These amounts are all expected to be invoiced and collected in the next year.

Income Taxes

The Company elected to be taxed as a partnership effective August 21, 2001. The net income or loss of the Company is allocated to Baker Tilly (the sole member) and is included on its partnership tax return. Therefore no provision for income taxes is included in the accompanying financial statements.

NOTE 2 - Significant Accounting Policies (cont.)

Income Taxes (cont.)

The Company evaluates tax positions taken within its returns for any uncertainty on an annual basis. Uncertain tax positions can result in the recognition of additional liability, including any applicable fines and penalties, or additional disclosure. As of May 31, 2018, there were no uncertain tax positions identified by the Company requiring recognition of a liability or disclosure.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - Related-Party Transactions

The Company has an Expense Sharing Agreement with Baker Tilly under which Baker Tilly pays for certain expenses on behalf of the Company. Such expenses are allocated by Baker Tilly to the Company according to an expense allocation schedule. Substantially all expenses are paid for through the expense sharing agreement.

The Company reimburses Baker Tilly monthly for salaries and wages it pays on the Company's behalf. In addition, Baker Tilly has paid for subcontractor costs in connection with various projects completed by the Company in the amount of $675,215, that were reimbursed by the Company.

At May 31, 2018, the Company had $472,761 due from Baker Tilly. The majority of amounts due to the Company from Baker Tilly result from client receipts posted to the Baker Tilly bank accounts which then are owed back to the Company.

NOTE 4 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company's minimum net capital requirement is the greater of $5,000 or 6 2/3% of aggregate indebtedness (or, that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1). Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At May 31, 2018, the Company had net capital of $5,225,266 which was $5,220,266 in excess of its required net capital of $5,000. At May 31, 2018, the Company's net capital ratio was 0.00 to 1.00.

NOTE 5 - Indemnification

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred.